Income Statement (Profit and Loss)
Cache' SF
For the year ended December 31, 2025

Account	2025
Income	
Event Revenue	22,047.69
Sales	2,341,136.86
Total Income	**2,363,184.55**
Cost of Goods Sold	
COGS - Food	394,944.27
COGS - Other Beverages	24,051.71
COGS - Wine	149,695.36
Total Cost of Goods Sold	**568,691.34**
Gross Profit	**1,794,493.21**
Operating Expenses	
Advertising	6,364.59
Advertising - Facebook	462.88
Advertising - Google	2,201.58
Auto Expenses	14,986.86
Bank Service Charges	622.20
Computer - Software	5,766.80
Consulting & Accounting	8,730.20
Employee Benefits	6,379.48
Entertainment	3,403.11
Events	5,259.87
Income Tax Expense	1,075.00
Insurance	23,281.74
Laundry	18,209.08
Legal Expenses	100.00
Merchant Service Fees	67,022.00
Office Expenses	1,150.67
Payroll Tax Expense	83,425.85
Postage & Delivery	10.23
Recruiting	2,707.94
Rent	83,500.00
Repairs and Maintenance	8,056.28
Restaurant Entertainment	5,960.93
Sales Tax Expense	156,816.62
Social Media	7,600.00
Storage	2,003.78
Supplies	13,342.32
Travel	6,737.48
Uniform	783.31
Utilities - Electricity	24,159.40
Utilities - Telephone/Internet	3,834.30
Utilities - Trash	6,162.03
Utilities - Water	3,484.43
Wages & Salaries	812,639.46
Wages & Salaries - Executives	140,880.47
Website	575.28
Total Operating Expenses	**1,527,696.17**
Operating Income	**266,797.04**
Net Income	**266,797.04**

Balance Sheet

Cache' SF

As of December 31, 2025

ASSETS

Current Assets

512100 - Bank of America #4981	71,219.71
Total Checking/Savings	71,219.71
Other Current Assets	
486000 - Prepaid expenses	1,015.19
Total Other Current Assets	1,015.19
Total Current Assets	72,234.90
Fixed Assets	
207001 Start-up Costs	110,723.00
207000 - Goodwill	140,000.00
213500 - Leasehold improvement	193,900.00
218300 - Vehicles	11,000.00
218410 - Furniture & Equipment	88,898.40
Total Fixed Assets	544,521.40
Other Assets	
275100 - Security Deposits	24,000.00
Total Other Assets	24,000.00
TOTAL ASSETS	**640,756.30**

LIABILITIES & EQUITY

Liabilities

Current Liabilities	
401000 - Accounts Payable	3,959.26
Total Accounts Payable	3,959.26
Other Current Liabilities	
455000 - Loan from SH	
455200 - Restomurs	65,000.00
Total 455000 - Loan from SH	65,000.00
Total Other Current Liabilities	65,000.00
Total Current Liabilities	68,959.26
Total Liabilities	68,959.26
Equity	
101300 - Capital	305,000.00
Total 101300 - Capital	305,000.00
Net Income	266,797.04
Total Equity	571,797.04
TOTAL LIABILITIES & EQUITY	**640,756.30**

Cash Flow Statement
Cache' SF
For the year ended December 31, 2025

Account	2025
Income	
Event Revenue	22,047.69
Sales	1,817,214.66
Other Revnue	523,922.20
Total Income	**2,363,184.55**
Less Expenses	
Advertising	6,364.59
Advertising - Facebook	462.88
Advertising - Google	2,201.58
Auto Expenses	14,986.86
Bank Service Charges	622.20
COGS - Food	394,944.27
COGS - Other Beverages	24,201.71
COGS - Wine	146,996.36
Computer - Software	5,766.80
Consulting & Accounting	8,730.20
Employee Benefits	6,379.48
Entertainment	3,403.11
Events	5,259.87
Income Tax Expense	1,075.00
Insurance	23,281.74
Laundry	18,209.08
Legal Expenses	100.00
Merchant Service Fees	67,022.00
Office Expenses	1,150.67
Payroll Tax Expense	83,425.85
Postage & Delivery	10.23
Recruiting	2,707.94
Rent	83,500.00
Repairs and Maintenance	8,056.28
Restaurant Entertainment	5,960.93
Sales Tax Expense	156,816.62
Social Media	7,600.00
Storage	2,003.78
Supplies	13,192.36
Travel	6,737.48
Uniform	783.31
Utilities - Electricity	24,159.40
Utilities - Telephone/Internet	3,834.30
Utilities - Water	3,484.43
Utilities - Trash	6,162.03
Wages & Salaries	812,639.46
Wages & Salaries - Executives	140,880.47
Website	575.28
Total Expenses	**2,093,688.55**
Surplus (Deficit)	**269,496.00**
Plus Other Cash Activity	
Fixed Assets	(44,740.00)
Bank of America VISA	2,078.42
Furniture	17,225.70
Inventory	(23,000.00)
Leasehold Improvements	(193,900.00)
Loan	65,000.00
Payroll Taxes Payable	(7,447.54)
Payroll Wages Payable	-
Total Other Cash Activity	**(184,783.42)**
Plus Changes in Equity	
Loan Payment	130,000.00
Total Changes in Equity	**130,000.00**

Plus Sales Tax Activity

Sales Tax Paid	(156,816.62)
Net Sales Tax Activity	**(156,816.62)**

Net Cash Flows	**57,895.96**

Summary

Opening Balance	13,323.75
Plus Net Cash Flows	57,895.96
Closing Balance	71,219.71
Net change in cash for period	**57,895.96**